UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Vivus, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

928551100

(CUSIP Number)

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue, New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928551100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,346,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,346,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,346,697
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.29%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 8 pages

CUSIP No. 928551100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,346,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,346,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,346,697
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.29%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 8 pages

CUSIP No. 928551100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund V LP 98-1034191
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,250,337
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,250,337
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,337
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.21%
14.	Type of Reporting Person (See Instructions) PN

Page 4 of 8 pages

CUSIP No. 928551100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,346,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,346,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,346,697
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.29%
14.	Type of Reporting Person (See Instructions) OO

Page 5 of 8 pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on November 15, 2012 (the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Funds purchased an aggregate $20,000,000 of the Issuer’s 4.50% convertible senior unsecured notes due May 1, 2020 (the “Notes”) (including $15,325,000 purchased by QVT Fund V LP), pursuant to the Issuer’s offering, on May 16, 2013. Prior to November 1, 2019, the Notes may be converted into shares of Common Stock only upon the occurrence of certain conditions outside of the Reporting Persons’ control. In addition, upon conversion, the Issuer has the option to pay or deliver either cash, shares of Common Stock or a combination of the two. Accordingly, the Reporting Persons will not beneficially own any of the shares of Common Stock into which the Notes are convertible until such time, if any, as the Reporting Persons surrender their Notes for conversion and the Issuer elects to satisfy its conversion obligation in whole or in part by issuing shares of Common Stock.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2013

QVT FINANCIAL LP By: QVT Financial GP LLC, its General Partner		QVT FUND V LP By: QVT Associates GP LLC, its General Partner

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

Page 7 of 8 pages